Filed by The Alkaline Water Company Inc.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: AQUAhydrate, Inc.
Commission File No.: 001-38754

Explanatory Note: The following is a transcript of a conference call recorded September 10, 2019 discussing the proposed merger between The Alkaline Water Company Inc. (“Alkaline” or the “Company”) and AQUAhydrate, Inc. (“AQUAhydrate”).

Operator:  Greetings, and welcome to the Alkaline Water Company AQUAhydrate Transaction Conference Call.  At this time, all participants are in a listen-only mode.  A brief question-and-answer session will follow the formal presentation.  If anyone should require operator assistance during the call, please press star, zero on your telephone keypad.  As a reminder, this call is being recorded.

As many of you are aware, today we announced that the Alkaline Water Company, or the company, has entered into a definitive agreement, dated September 9, 2019, to acquire AQUAhydrate, Inc., a dynamic company that produces premium bottled water under the brand name, AQUAhydrate.

The company has issued a press release of the details of the pending transaction and filed an 8-K with the SEC.  So, participants in this call who have not already done so may wish to look at those documents as the company discusses the deal on today’s call.

I would like to remind you that on this call, Management’s prepared remarks may contain forward-looking statements, which are subject to risks and uncertainties, and Management may additional forward-looking statements during the question-and-answer session.

Forward-looking statements involve risks and uncertainties and undue reliance should not be placed on such statements.  Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements.

For additional information about factors that may cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements, please consult the company’s press release announcing the details of the pending transaction and its other reports filed with the Securities and Exchange Committee on EDGAR and with the Canadian Securities Regulations on SEDAR.

In addition, such forward-looking statements represent Management’s estimates as of today, September 10, 2019.  The company does not undertake to update forward-looking statements or projections, except as required by applicable laws, including the securities laws of the United States and Canada.

Today’s call also includes future oriented financial information, including pro forma revenue projections for the combined company following the merger, all of which are subject to the same assumptions, risk factors, limitations, and qualifications, as just discussed.

Estimation of revenues associated with the combined company after the closing of the merger are Management’s reasonable estimates, based on previous performance, and have been used for illustrative purposes only.  Investors are cautioned that future oriented financial information discussed on this call should not be used for purposes other than for which it has been disclosed on this call.

Now, I would like to turn the call over the Aaron Keay, Chairman of the outgoing water company.  Mr. Keay, you may begin.

Aaron Keay:  Thank you, operator.  Good morning, everyone, and thank you for joining the Alkaline Water Company’s conference call about the pending transaction with AQUAhydrate.  Joining me today are Ricky Wright, the Alkaline Water Company CEO, and Ron DeVella, Executive Vice President of Finance.  Both will provide strategic operational and financial updates pertaining to this transaction.

This is a very exciting transaction for both companies, our existing shareholders, and our new shareholders from AQUAhydrate.  The company recently entered into a definitive agreement to acquire all of the issued and outstanding shares of common stock and preferred stock of AQUAhydrate in arm’s length all stock transaction.

The Alkaline Water Company will continue as the parent company, marking both leading brands, Alkaline88 and AQUAhydrate, under one company umbrella.  Shares of the company will continue to trade on both the NASDAQ and TSX under the symbol WTER.

First, an introduction to AQUAhydrate.  AQUAhydrate is a privately held, Los Angeles-based lifestyle company that manufactures and distributes super-charged bottled alkaline water under the brand name AQUAhydrate, which is available in thousands of convenience and grocery stores nationwide.  AQUAhydrate has established significant brand equity with great support from its celebrity ambassadors, Sean P. Diddy Combs, Mark Wahlberg, and Jillian Michaels, as well as a host of sponsored athletes.

By bringing both brands under one umbrella, we are accomplishing the following: the combination of Alkaline88 and AQUAhydrate will result in products being sold in approximately 75,000 stores nationwide.  Collectively, we will dominate the large format bulk water category with our one gallon and three liter products.  Both companies lead this respective category.

In addition, Alkaline88 and AQUAhydrate both have strong product portfolios beyond the large format, and the brands complement each other extremely well.  AQUAhydrate meets the demands of athletes and active lifestyles, while Alkaline88 solves the needs of active family hydration.

Both companies expanding product portfolios provide us the opportunity to exceed $65 million in 2020 on a pro forma basis with a gross margin of approximately $26 million, or 40 percent.  Later in the conference call, I will provide Ricky Wright the opportunity to expand on the operations benefits and synergies we saw on our evaluation of AQUAhydrate and while we definitely think two plus two is much more than four combined.

In  addition to these immediate high-level synergies, we see the benefits of our new partners.  Bringing from the entertainment world and the global followings they all possess is instrumental to the continued growth of both brands.

All of our new partners and celebrity ambassadors will be supportive and influential in the marketing and promotion of our collective brands within our product portfolios.  When you add this celebrity strength to a company that has invested heavily in traditional marketing, we think the combination creates a clear-cut winner, a rare, diversified, water-focused public company that has remained cutting edge with the recent launches of our flavored alkaline waters, canned beverages being developed, and our proposed launch of CBD products, including both adjustables and topicals.

Having been around multiple (inaudible) companies in different capacities, I can say with ease that our move into the CBD market is a significant one that few well-known brands have made to date.  We have the existing distribution, brand loyalty, and consumer following to penetrate this market and reach a mass scale very quickly.  We believe our new partners will help tremendously with this plan and look forward to our new product rollouts.

What makes the acquisition compelling, beyond the brand equity, market share of the combined companies, and the growth profile we possess, is the financial support and the complete buy-in from the investor base of AQUAhydrate.

In addition to the over $20 million invested between Sean and Mark, we welcome Yucaipa, who has invested over $27 million, alongside Sean and Mark, as they have collectively built the AQUAhydrate brand from the ground up to the success that we are acquiring in coming days.

The Yucaipa Companies is a great premier investment firm that has an established record in multiple sectors--that was founded by Ron Burkle--and has completed investments and mergers and acquisitions valued at over $30 billion.  Yucaipa’s expertise in hospitality, grocery, and successful track record of working with management teams and boards to strategically improve operations will be an added benefit to this transaction as we add years of experience to the company that will benefit all shareholders.

We think this speaks volumes to their believe in the brand as it’s definitely rare to see two individuals who have traditionally been paid millions to endorse products in turn invest this amount of capital to create a brand.

Not only are they major shareholders and investors, they have signed endorsement agreements to solidify the arrangement that comes with a combination of activities around marketing of our brands and the social media outreach of the company.  AQUAhydrate and the celebrity affiliates are expected to be over 74 million followers across multiple social media platforms, including Facebook, Twitter, and Instagram.

Following the closing of the transaction, the Board of Directors of the company will be reconstituted to consist of seven members, including four nominees of the existing company and three nominees from AQUAhydrate.  The nominees of the company are myself, Aaron Keay, Ricky Wright, Brian Sudano, and one to be named at a future time.  And nominees of the AQUAhydrate side are Ira Tochner, the current President of Yucaipa Companies, and Matthew Howison, current CEO of AQUAhydrate.  Each of the companies (SP) in AQUAhydrate expects to name an additional nominee on or before closing.

We believe that collectively the Board of Directors, management teams, and ambassador (SP) strength of the combined company has the potential to skyrocket the company to become a market leader not only in the premium and enhanced water categories but also in the new platforms of products we will be rolling out under both brands.

I will now turn the call over to the Alkaline Water Company CEO Ricky Wright, who will give an overview of the AQUAhydrate transaction and our expectations about how this will help us rise above other brands in the bottled water sector.  Ricky will, then, turn the call over to Ron DeVella, the Alkaline Water Company’s Executive Vice President of Finance, who will provide an overview of the deal’s financial implications.

Ricky Wright will follow Ron DeVella again to provide closing remarks.  We will, then, open the call for Q&A.  Over to you, Ricky.

Ricky DeVella: Thank you, Aaron.  I now am representing the entire Alkaline team when I say we are very excited to announce this transaction with AQUAhydrate.  First, I want to thank both companies’ boards, officers, and employees that worked tirelessly to put this deal together.  I firmly believe this is a one plus one equals three transaction.

As we support each other’s organizations and the markets we separately dominate, it became apparent that our companies really complemented each other.  Given our similar goals, management philosophies, commitment to superior quality products, and sales orientation, the symbiotic nature of the combination was immediately apparent.

I am very proud to be associated with both organizations and the people and the products we represent.  We all believe in the immense potential that this transaction has for the company and its shareholders, new and old.  Simply put, it is a great day to be an Alkaline Water Company employee and shareholder.

Over the past six years, we have worked tirelessly to transform ourselves from a small, rapidly growing, start-up beverage company to, per the July 13, 2019 Nielsen report, the 11th largest value-added bottled water company in America with a 52-week sales growth of over 69 percent.

Most telling in that report is over the last 13 weeks, Alkaline88’s year-over-year growth on a dollar per point of distribution across all channels has outpaced 9 of the 10 value-added water brands, included Essentia, Core Hydration, Life Water, Smart Water, with a 21.7 percent growth.

This is a great indication of the pull through our products have off retailer shelves.  In fact, in a recent marketing survey completed by us by Archport, LLC (SP), it showed that a full 30 percent of consumers drink our water every day.  This data seems to indicate that our customers’ loyalty is five times that of the alkaline water category leader.

We have built tremendous momentum, and as you will see throughout the remainder of this call, we have no intention of slowing down.  In the same July 13, 2019 Nielsen report, in the last 52 weeks, AQUAhydrate has also shown great strength with year-over-year growth of 32 percent in both sales dollars and units and is in the top 20 national value-added brands.  This combined company should quickly move into the top 10 in the value-added water company.

We believe this transaction delivers strong shareholder value with expected synergies in sales, research and development, and distribution.  We expect immediate cost savings in a number of areas, including logistics and production.  Our company, through our A88 Infused Beverage Division, inc., and A88 Infused Product, Inc., has developed world-class, clean beverages and products in the CBD and infused water categories.

We know that certain of these products are natural fit for AQUAhydrate and its banner.  With our current relationships and the R&D efforts, we expect to be ready to launch flavors and CBD-related products under the AQUAhydrate brand, subject to regulatory approvals.

In addition to the benefits of our current shareholders, we foresee this union to increase investor interest.  The interest and recent inclusion of our shares in the Russell Microcap Index will help this enterprise as well.

With Alkaline88, AQUAhydrate Soothe, and other product lines to follow, investors have an opportunity to leverage the growth of multiple brands.  Furthermore, the combined forces of both brands will work in concert to attract further analyst coverage and ignite the interest of institutional and retail investors as well.

In addition to a terrific portfolio of established and well-recognized lifestyle beverages, as Aaron noted earlier, the deal also brings AQUAhydrate’s celebrity investors, Mark Wahlberg, Sean P. Diddy Combs, and Jillian Michaels.  Each of these well-known, high-profile individuals will continue to serve as branded ambassadors for both brands.

They are just as excited as we are about the synergies, the combinations of the two dynamic companies present, and the ability to leverage our combined product portfolio to gain greater shelf space, penetrate additional retailers and markets, and obtain greater scale.  All the celebrities will have a significant equity position with the Alkaline Water Company, Inc.

At the Alkaline Water Company, we have accomplished so much while utilizing only a modest marketing budget.  AQUAhydrate has invested heavily in marketing its lifestyle brand through a variety of different channels and through the social media help with Mark, Sean, and Jillian.  AQUAhydrate has proven to be adept at taking advantage of social media and to raise awareness of its product portfolio, and we intend to leverage social media aggressively, going forward.

We plan to market both brands and have been working feverishly together to establish superior branding messaging for all our product lines.  Nielsen data indicates that AQUAhydrate and Alkaline88 are two very different consumer-based products, which is part of the natural synergies associated with the transaction.

For this reason, we do not expect cannibalization (SP) to occur with any of our product lines.  AQUAhydrate represents themselves as a premium water associated with athletes and active lifestyles.  Alkaline88 has positioned itself as an active family hydration solution.  Our approach is to drive home that message that our products are integral for day-to-day consumption, and they are complementary in all lifestyles from the health-conscious consumer to the high-performing athlete.

We plan to consolidate our sales organization quickly and provide retail chain buyers with one point of contact for both brands.  Being able to present two brands with distinct consumer niches to retailers will give us a level of category leadership that our competitors just can’t deliver.  With top-notch brands, Alkaline88, AQUAhydrate Ensue (SP), our combined sales team has the opportunity to leverage a broad and growing suite of products.

Frank Chessman, our Executive Director of National Sales, has done a tremendous job heading our national sales force, and we expect to see strong results as he leads the charge selling all the brands.

Although there are some key differences, both products are similar taste profile alkalinity, and are created with similar technologies.  This allows the company to utilize our current infrastructure to streamline the production transaction and avoid hefty start-up fees.  As we continue to grow, we expect to see some immediate reduction in certain raw materials and procurement costs based on the additional scale of the combined companies.

In addition to the cost saving synergies, we will be leveraging our existing broker network and co-packing relationships from both brands to allow for immediate cost savings and economies of scale.  This relationship will accelerate Alkaline88’s strategy to infiltrate the convenience store market as AQUAhydrate has an established DSD network throughout the entire country that is heavily focused on the convenience store channel.

In turn, we plan to use our sweeping grocery store network to accelerate AQUAhydrate’s penetration in the retail grocery market.  Additionally, the broker and co-packing synergies present the company with a benefit in establishing an every day presence in the military market.

AQUAhydrate is available in many retail locations across the U.S.  It has secured key retail supply agreements from North America with leading retailers, including Walmart, Target, and Safeway, while Alkaline88’s current retail clients include many of the prominent retailers we distribute to--our products through a large distribution network, which includes CVS, Kroger’s,  Sprouts, and Publix.

The ability to buy both brands from one company simplifies and streamlines the purchasing activities for our retail customers.  As a result, we may be able to achieve some additional concessions with respect to retail shelf space, which in the consumer products business is all-important.

Through the  consolidation of the two brands, we expect to be able to initiate a more aggressive rollout strategy for a new product line that leverages both distribution platforms.  Soothe, our CBD-infused water, has received strong reception at trade shows, where we have many people sample it.

We intend to comply fully with all federal, state, and local laws, rules and regulations, and are closely watching all regulatory developments and plan to launch Soothe as regulatory approvals come in.  In fact, as soon as the FDA gives the green light, we are posed to immediately roll our great-tasting product.

As we said earlier, the Alkaline Water Company has a strong pipeline of brand extensions and new products that we have been developing over the last several months, including flavored waters, CBD waters, and some alternative packaging options.  We believe this transaction will strengthen those investments by targeting--by targeting these new products to each other’s brand’s unique consumer markets, to be clear, families for Alkaline88 and active lifestyle athletes for AQUAhydrate.

The critical mass and increased consumer base that the combined company represents, paired with the expanded portfolio of flavored beverages and opportunities with CBD-infused beverages, positions the Alkaline Water Company to capture further growth in major markets across the nation.

AQUAhydrate will be a perfect complement to the already disruptive Alkaline88 brand portfolio and propel us forward to become the number one best-selling, enhanced premium water company in the country.

I’d now like to pass the call over to Ron DeVella, so he can walk through the financial implications of the transaction.  Ron?

Ron DeVella:  Thank you, Ricky.  Before I begin, I would like to encourage interested listeners to review our 8-K that we have filed with the SEC for more detailed explanation on some of the details that I will be highlighting.

As Aaron pointed out, the acquisition is being done in an all-stock transaction.  The company will acquire all of the shares of AQUAhydrate by way of a triangular merger with a new wholly owned subsidiary.  And 19,565,217 shares of common stock of the company, less any shares to be issued in connection with the acquisition to any finder’s replacement agents, or to any persons for the payment of liabilities of AQUAhydrate, are being issued to AQUAhydrate’s shareholders.

Key investors and brand ambassadors are subject to two-year escrow agreements, accompanied with celebrity endorsement contracts.

In addition, 3,750,000 shares of common stock of the company will be issued to certain holders of the shares of preferred stock of AQUAhydrate on a pro rata basis, subject to a performance escrow release as follows: a) an aggregate of one million shares will be held in escrow until the combined company achieves trailing revenues of $60 million for a 12-month period after the closing; b) an aggregate of 1,250,000 shares will be held in escrow until the combined company achieves trailing revenues of 80 million in any 12-month period after the closing; and c) an aggregate of 1,500,000 shares will be held in escrow until the combined company achieves trailing revenues of 100 million in any 12-month period after the closing.

All of the shares issued in connection with the transaction will be subject to escrow for a minimum period of six months from the closing.  Certain shareholders will be subject to escrow, whereby one-third of 75 percent of their shares get released on each of the 12th, 18th, and 24thmonth anniversaries of the closing.

In addition, 25 percent of the shares to be issued to the holders of common stock of AQUAhydrate will be subject to escrow for a period of 12 months from the closing in connection with the indemnification by the shareholders of AQUAhydrate.

Completion of the deal is subject to certain closing conditions, including but not limited to the transaction and other transactions contemplated by the agreement, receiving the requisite approvals from the company’s shareholders, the AQUAhydrate shareholders, and the TSX Venture Exchange.

Secondly, the number of AQUAhydrate shares, which are subject to the exercise of dissident rights of AQUAhydrate shareholders, do not exceed 5 percent of the issued and outstanding AQUAhydrate shares immediately prior to the closing.

Thirdly, each issued and outstanding shares of preferred stock of AQUAhydrate will have been converted into shares of common stock and preferred stock of AQUAhydrate.  And finally, all of convertible securities of AQUAhydrate will have been converted into common stock of AQUAhydrate or preferred stock of AQUAhydrate or will have otherwise been canceled and terminated.

As we said earlier, we expect the combined company to generate strong revenues.  AQUAhydrate had gross sales over $15 million in each of 2017 and 2018.  The combined revenues for the new entity are expected to exceed $65 million for fiscal year 2020 on a pro forma basis.  The combined company will begin to record AQUAhydrate revenues on a GAAP basis once the deal closes and are expected to add $5 million to $7 million of revenues in the fiscal year ended March 31, 2020.

Alkaline’s forecasted revenue is based on our expectation that revenue growth will remain consistent for fiscal year 2020.  Significant sales growth will continue in Southern California, and significant orders will be received from the national retailers and East Coast grocery chains, which have only recently started selling our products.

In addition, we assume that we will continue to be able to add co-packing plants and production capacity to satisfy customer demand.  As our sales cycle is an average of 14 days, a slowdown of the growth in any of the areas set forth above during fiscal 2020 or other events could cause actual results to vary materially from this forecast.

In addition, sales growth, which may have a significant impact on quarterly and revenue--annual revenue is difficult to predict.  Furthermore, AQUAhydrate assumes that it will continue to be able to sell through convenience store channels, recently added mass retailer and drug store chains, and that production and procurement will be able to meet sales projection demands.

As its sales cycle is an average of 10 days, a slowdown of the growth in any of the areas set forth above during fiscal 2020 or other events could cause actual results to vary materially from this forecast.  In addition, sales growth, which may have a significant impact on quarterly and annual revenue, is difficult to predict.  Finally, as Ricky pointed out, the combined company’s operating expenses should be reduced as we have already identified significant synergies.

With that, I’d like to turn the call back over to Ricky.  Ricky?

Ricky Wright:  Thanks, Ron.  Thank you for participating in our call today.  In concluding, I want to say that I am extremely proud of both organizations.  We share a similar management philosophy and a desire for success.  I look forward to working with the new board and the AQUAhydrate team in achieving our mutual dream of creating a company that exceeds everyone’s expectations.

We believe that post-acquisition, we will have the ability to move a more diverse consumer base and to offer product differentiation and innovative brand extensions, putting us on a trajectory to become a top market leader in the beverage sector.

Everyone involved in this transaction, from the financial investors to the celebrity brand ambassadors and the leadership team, is also committed to making this a Wall Street success story.  We look forward to speaking to you on our next quarterly earnings call.  I’d like to turn it over to the operator now for questions and answers.

Operator:  Thank you.  Ladies and gentlemen, we will now be conducting the question-and-answer session.  If you would like to ask a question, please press star, one on your telephone keypad.  The confirmation tone will indicate that your line is in the question queue.  You may press star, two if you would like to remove your question from the queue.

For participants using speaker equipment, it may be necessary to pick up your handset before pressing the star keys.  One moment, please, while we pull for questions.

Thank you.  Our first question comes from the line of Neal Gilmer with Haywood Securities.  Please proceed with your question.

Neil Gilmer:  Yeah, good morning, and congratulations on this acquisition.  Maybe just a couple small housekeeping items to start with.  When are you expecting the transaction to close, and what percentage of the shareholder vote do you need to vote in favor for this to go through?

Ricky Wright:  We expect the transaction to close before the end of the year.  I believe it is a 50 percent shareholder vote.  In fact, I’m sure of that.  So, we believe we have the votes.  In addition, we will begin that process--so, it’s a minimum of 75 days, but we expect it to close prior to year-end.

Neal Gilmer:  Okay, great.  Thanks for that.  You touched on it a little bit in your prepared remarks, Ricky, and maybe I just want to probe a little bit further on some of the synergies that you can leverage.  I know that for part of the Alkaline’s growth strategy that you had outlined, you’re looking at further co-packing facilities and so forth.

What’s AQUAhydrate’s sort of co-packing?  Are they sort of focused in California or the Southwest as well?  Or are they sort of spread across the country?  Maybe just a little bit more flavor as far as on the AQUAhydrate side of things as far as how you can leverage some of those synergies to support that growth profile.

Ricky Wright:  So, there’s a couple different things there.  Thanks, Neal, again for showing up this morning.  There’s a couple things there.  One is that we have greater facilities and capabilities in terms of the co-packing, so from a synergistic standpoint we believe that we will be able to consolidate in a lot of our co-packers both brands and cut logistical costs substantially for AQUAhydrate very early on in the process.  That’s one of the three areas we’re most focused on and believe that the greatest savings synergies exist.

Secondly, they have a full-scale nationwide DSD network already in play.  They used to be--and we believe we will be in the future--the number one alkaline water in the convenience sector.  So, we’re going to rebuild off of their DSD network, which probably gives us about a two-year head start, if we were to start that alone.

As everyone on the call knows--or has listened in the past--we have a big convenience store push this year.  And this will help accelerate that, I believe, by at least two years.  And so, that’s the other big synergistic with respect to them in terms of operational synergies.

Neal Gilmer: Great, that’s helpful.  Thank you.  Maybe just--maybe one or two more here.  Again, on the financial side of things, I think you sort of touched on--or maybe it was Aaron’s comments about sort of--it sounds like a sort of similar margin profile as far as gross margins around the 40 percent, and so we can sort of anticipate that going forward, and then we’ll see some of those cost savings coming in on the sort of G&A and marketing promotion.  Is that the correct way to look at it?

Ricky Wright:  Exactly.  We believe that it will be accretive to earnings our absolute first year in full operations together.

Neal Gilmer:  Great.  And one last question there.  Is there any debt that you’re assuming as part of the AQUAhydrate transaction?

Ricky Wright:   No, that was one of the beauties of this transaction.  We’re going to get a debt-free company.

Neal Gilmer:  Excellent.  Thanks very much, and congrats again.

Ricky Wright:  Thank you.

Operator: Thank you.  Our next question comes from the line of Raveel Afzaal with Cannacord Genuity.  Please proceed with your question.

Raveel Afzaal:  Good morning, guys.  Congratulations on the announcement.  A few quick questions.  Now, the endorsements that you’re getting from the celebrities, do they also extend to the proposed CBD launch for your products as well?

Ricky Wright:  Absolutely.  We--that was, again, part of the negotiation process.  They are behind all the products in the portfolio, both the present products as well as future products.

Raveel Afzaal:  Thank you.  And how much of Aqua’s sales right now are coming from the convenience store channel as a percentage of revenue?

Ricky Wright:  I would say about half of their revenue comes from the convenience store channel.

Raveel Afzaal:  Perfect, but it’s mostly bulk bottles?

Ricky Wright:  It’s a combination.  They have--actually, their presence in the convenience store is much greater in terms of the single serve.

Raveel Afzaal:  Interesting.  Perfect.  Thank you.  And then, I would expect the pro forma run rate (SP), just diving a bit deeper in there--so, in order to come up with your $65 million pro forma number, you’re assuming $15 million comes from Aqua?  Or are you assuming some growth on that $15 million?

Ron DeVella:  No.  Hi, Raveel.  It’s Ron.  How are you?

Raveel Afzaal:  Good, Ron.

Ron DeVella:  About--we used a midpoint of our guidance range, and then we added in Aqua somewhere between $15 million and $17 million.

Raveel Afzaal:  Got it.  And what type of growth have you seen out of Aqua over the last two years or was it--has it been relatively flat at $15 million?

Ricky Wright:  The--two years ago--but this year, they’re up about 32 percent.

Raveel Afzaal:  Thirty-two percent--and up 32 percent, and that gets them to about--between $15 million to $17 million?

Ricky Wright:  Correct.

Raveel Afzaal:  Got it.  Thank you.  That’s all for me.  I’ll get back in the queue.  Thank you.

Operator:  Thank you.  The next question is from the line of Kevin Deady with Rodman and Renshaw.  Please proceed with your question.

Kevin Deady:  Good morning, guys.  Thanks for taking my call.  Ricky, I think the elephant in the room is with AQUAhydrate’s 32 percent growth this year.  Why do they feel they’ve got to cash in their chips and walk away with stock?

Ricky Wright:  Are you asking me what they are thinking?

Kevin Deady: Yeah, what are they thinking, number one?  And number two, why do you think--it seems to me it’s a concession on their part, despite the amount of growth that they have posted.

Ricky Wright:  Well, I think--.

Kevin Deady:  --And apologies for the noise in the background.

Ricky Wright:  Yeah, Kevin, I think it comes down to one simple thing.  I think that they have--if you look at their history, they have had significant growth, and then they did plateau for a while.   They’ve picked it back up again over the last 12 months.  And I think they are really looking to us to continue to grow with our management team.  I mean, we’ve had an excellent management team, I think they see that strength.  I think that truly they believe that where they are strong, we’re not, where we’re strong, they’re not.  And they see the same thing we do.  They see a one plus one equals three versus a one plus one equals two.

So, they’re relying on our management team, our capabilities to grow this company in a fashion that (inaudible) we get a big multiple.  So, they don’t have much R&D.  They are able to piggy-back immediately on our R&D efforts.  We have actually worked tirelessly to develop some stuff specifically for the celebrities associated with AQUAhydrate.

Kevin Deady: Okay, fair enough, Ricky.  Thanks.  So, the--on the brand extension side, do you suspect that you’ll go CBD and infused on the AQUAhydrate side as well as 88?

Ricky Wright:  It’s a little early to give that answer.  I would say that we’re sitting with their management team and deciding what products fit best with respect to their lifestyle brand.  So, we are working with the marketing groups.  One of the nice things of this merger is that we do speak to distinct consumers, so therefore with their lifestyle warriors and our focus on the family, we are able to basically hone our messaging.  And we’re going to look at the products (inaudible) that we have developed and determine as a group which fits which product best relative to the underlying consumers.

Kevin Deady: The press release mentioned offhandedly, I’d assume, sparkling.  But, that hadn’t been, I don’t think, within Alkaline Water’s target product line.  And I’m wondering if you could expand on that.  Where do you think that fits, and when do you think you might something like that come to market?

Ricky Wright: Kevin, that would come out if we ended up--or when we end up--launching our cans.  That is a possibility for that portfolio.

Kevin Deady:  And cans aren’t expected until what, the first or second calendar quarter next year?

Ricky Wright:  Correct.

Kevin Needy:  Fair enough.  Then, could you just dive in a little bit on the social media side?  Apparently, they have been successful there, where maybe Alkaline Water hasn’t been.  And I’m wondering how you expect to sort of ramp up your presence in conjunction with the activity that you had thought you’d start with Alkaline Water.

Ricky Wright:  Are you asking--let me just get that right.  You’re asking what we’re going to do off of their social platform, or are you asking--?

Kevin Deady:  --Well, right, yeah, yeah, yeah, how you--and, yeah--and I mean in terms of synergies how do you plan to expand Alkaline Water’s presence on their platform and vice versa?

Ricky Wright: Yeah, so we’ve been working on that.  Actually, those two teams have kind of already been, for lack of a  better word, putting together, pollinating a plan--a full-blown scale marketing plan--for probably about two and a half months, our marketing team at (inaudible) point and their marketing team have been working together.

We’ve run an actual marketing study in the last six weeks that has revealed really where both of us are strongest with respect to our consumer base.  And so, they are actually, even as today’s call is going on, making sure we’re hashtagging, and all the things that a 62-year-old man knows nothing about but knows that it’s very valuable for our organization.  And they are working on that even as we speak.

Kevin Deady: So, how does that fold into the promotional increase that you had expected to launch for AQUAhydrate--or, sorry, Alkaline Water for, I guess, the 2021 fiscal year?

Ricky Wright: It goes right to the cross hashtagging.  Everything we do, we’re doing as a--we’ll be doing as a team.

Kevin Deady:  Okay.

Ricky Wright: We obviously are going to get a lot more Alkaline88 eyeballs when Mark Wahlberg or the other celebrities end up in appearances with us as well.  That obviously will also--.

Kevin Deady:  --Do you expect it to--do you expect it to be stronger on the social media platform or just in digital advertising across the board?

Ricky Wright:  I think it goes across the board, both.

Kevin Deady: All right.  Thanks for taking my questions.  Really appreciate it.

Ricky Wright:  Thank you, Kevin.

Operator:  Thank you.  The next question is from the line of David Bain with Roth Capital Partners.  Please proceed with your question.

David Bain: Great.  Thank you.  And congratulations, for sure.  I have three questions.  One was just a quick follow-up on the $65 million pro forma original question earlier on.  We’re going to use the Alkaline $48 million guide midpoint plus the $15 million to $17 million.  So, you’re not including any immediate distribution synergies, it looks like.  Can you explain the cadence on ramping that side?

Ricky Wright:  Say that one more time.

David Bain: So like the cadence of ramping the distribution synergies because it looks like we’re not going to  include some of those immediately.

Ricky Wright:  Again, that’s a pro forma for--that--they are going to have nine months on their own on that particular pro forma, or at least eight months on their own.  So, that only is showing the synergies for about a four-month period, where we’re actually working tightly together once the shareholder votes go through.  So, it’s a very short runway, so we’ll see a little bit of synergies, but we’re not going to see tremendous synergies until our first fiscal year together.

David Bain:  And then, that kind of leans into my next question, which is I’m trying to understand the performance escrow (SP) release incentive range of 60 to 100.  It seems like kind of a wider range.  I’m wondering if we could review the major initiatives that are contemplated to march you to the upper end.  And if possible, if we can encapsulate a certain amount for distribution synergies, potentially CBD if that breaks, new flavor acceptance, cans, etc.

Ricky Wright:  Most of that, candidly, at this point is based on the flagship products for both.  We believe that there is plenty of runway associated with both of those companies in the flagship products.  We do have a sales strategy.  One of the nice things of both organizations is that we’re very flat at the management level.  About 70 percent of the combined employees will be sales force.

And so, we feel pretty good that under the leadership of Frank Chessman that that sales force will be able to achieve those kind of numbers just with the flagship products.  We believe that the flavors obviously will have a much larger impact next year as they are being readily accepted into our channels.  Virtually everybody that we meet we now show both our flagship product, the flavors, and--as well as the CBD product.

So, we know that we have some pent-up demand for all of that.  Obviously, in the grocery channel, we have to wait for resets.  In the convenience store channels, we’re getting much quicker placement.  So, we feel good about all of that.  So, we really--the numbers that we’re looking at we have not baked in really much on the CBD side at all--nothing--.

David Bain:  --Great, okay.  And then, I guess, a final one, just--I understand that the family brand that you have, Ricky, in the lifestyle athlete target brand, doesn’t overlap.  And related SKUs can give you distribution synergies, as mentioned.  But, on a pure points of distribution standpoint, can you give us a sense of how many points are the same and how many points may be white space for either brand?

Ricky Wright:  Yeah, I think there’s probably--I did a rough--I roughed this out actually yesterday, based on some conversations and some data that they had provided previously.  I think there’s probably about 20,000 at the most places that we overlap.  The biggest one probably is CVS, which is about 6,000 points of similar distribution.  So--then there’s probably 20,000 total.  They are probably in about 15,000 places that we’re not in.  And we’re probably in about 15,000 to 20,000 places they’re not in, maybe a little bit more.  And then, I see green space of literally 150,000 stores that neither one of us are in.  So, we have got plenty of green space.

David Bain:  Great.  Congratulations again.

Ricky Wright:  Thank you very much.

Operator:  Thank you.  Our final question is a follow-up from Raveel Afzaal with Cannacord Genuity.  Please proceed with your question.

Raveel Afzaal:  Yes, guys, just one quick follow-up.  Can you guys give us some indication of what you think your burn rate is going to look like following this transaction.  For Q1, you had about $4.5 million in sales and marketing, another $4.4 million in G&A.  How do you expect that to change?

Ron DeVella: With Aqua, we’re looking at those synergies now, as we speak.  And there will be some reduction.  But, we haven’t quite classified it yet.  Our G&A spend, our burn, right now is $300,000 for the Alkaline88.  But, we have, as we discussed in the past--we have the leverage to pull on certain investments we’re looking at, including marketing and some other programs we’re working through.

So, that we’ll manage through as the year progresses.  But as Ricky said earlier, there’s only going to be a few months where we’re actually going to include Aqua in our results, so there will be little opportunity to really leverage some of the expenses initially.  It will be the first full year that we’re together that we’ll really focus on that.

Raveel Afzaal:  Got it, perfect.  And just one additional follow-up, your name is halted.  Any timing with respect to when the name starts (inaudible) again?

Aaron Keay:  He, Raveel, this is Aaron.  That is--that’s just with respect--I believe it’s the TSX that’s halted right now, not--.

Raveel Afzaal:  --Yeah, that’s right.

Aaron Keay: I think lawyers right now are just working with them.  I think they had a couple questions regarding the release.  It should be imminent, I’d hope.

Raveel Afzaal:  Awesome.  Thank you so much.

Operator: Thank you.  We have reached the end of our question-and-answer session, so I’d like to pass the floor back over to management for any additional concluding comments.

Ricky Wright:  I just want to thank everybody in support--and it’s really a pleasure to work with Yucaipa, their management team, and the celebrity group.  None of these people have ever done anything in their life where they haven’t tried to be the absolute best of the best, and it’s an absolute pleasure to work with that kind of quality people and that kind of quality management.

So, we see good things ahead with us.  We’re going to be stronger, we’re going to be better, we’re going to have some best practices that they have that are going to come  over to our side, and we’re going to take some of our best practices and help them out as well.  And we think we’re going to have a dynamic company.  We appreciate all the support from the analysts on the phone.  We also appreciate all the support from our investing group.  Thank you, and have a great day.

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

In connection with the proposed transaction between The Alkaline Water Company Inc. (“Alkaline”) and AQUAhydrate, Inc. (“AQUAhydrate”), Alkaline will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 of Alkaline that will include a joint proxy statement of Alkaline and AQUAhydrate that also constitutes a prospectus of Alkaline, and a definitive joint proxy statement/prospectus will be mailed to stockholders of Alkaline and AQUAhydrate. INVESTORS AND SECURITY HOLDERS OF ALKALINE AND AQUAHYDRATE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Alkaline through the website maintained by the SEC at http://www.sec.gov.

Certain Information Regarding Participants

Alkaline, AQUAhydrate, and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Alkaline is set forth in its Annual Report on Form 10-K for the year ended March 31, 2019, which was filed with the SEC on July 1, 2019. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov.

Notice Regarding Forward-Looking Statements

This communication contains “forward-looking statements.” Statements in this communication that are not purely historical are forward-looking statements and include any statements regarding beliefs, plans, expectations or intentions regarding the future. Such forward-looking statements include, among other things, the following: that shares of the company will continue to trade on both the NASDAQ and TSX under the symbol WTER; that the combination of Alkaline88 and AQUAhydrate will result in products being sold in approximately 75,000 stores nationwide; that the combined company will dominate the large format bulk water category with their one gallon and three liter products; that both companies expanding product portfolios provide the opportunity to exceed $65 million in 2020 on a pro forma basis with a gross margin of approximately $26 million, or 40 percent; that all of the Company’s new partners and celebrity ambassadors will be supportive and influential in the marketing and promotion of their collective brands within its product portfolios; that the Company’s move into the CBD market is a significant one; that the Company’s existing distribution, brand loyalty, and consumer following will allow it to penetrate the CBD market and reach a mass scale very quickly, and that its new partners will help tremendously with this plan; that Yucaipa’s expertise in hospitality, grocery, and successful track record of working with management teams and boards to strategically improve operations will be an added benefit to this transaction; that AQUAhydrate and the celebrity affiliates are expected to be over 74 million followers across multiple social media platforms, including Facebook, Twitter, and Instagram; the constitution of the Company’s board of directors following the closing of the transaction; that the Board of Directors, management teams, and ambassador strength of the combined company has the potential to skyrocket the Company to become a market leader not only in the premium and enhanced water categories but also in the new platforms of products it will be rolling out under both brands; that the combined company should quickly move into the top 10 in the value-added water company category; that this transaction delivers strong shareholder value with expected synergies in sales, research and development, and distribution, and can deliver immediate cost savings in a number of areas, including logistics and production; that the Company will launch flavors and CBD-related products under the AQUAhydrate brand, subject to regulatory approvals; that this union will increase investor interest; that the interest and recent inclusion of the Company’s shares in the Russell Microcap Index will help this enterprise; that the combined forces of both brands will work in concert to attract further analyst coverage and ignite the interest of institutional and retail investors; that Mark Wahlberg, Sean P. Diddy Combs, and Jillian Michaels will continue to serve as branded ambassadors for both brands; that the combined company can leverage their combined product portfolio to gain greater shelf space, penetrate additional retailers and markets, and obtain greater scale; that the celebrities will have a significant equity position with the Company; that the Company will leverage social media aggressively, going forward; that the combined company will not experience cannibalization with any of their product lines; that the combined company will consolidate our sales organization quickly and provide retail chain buyers with one point of contact for both brands; that the Company will see strong results as Frank Chessman leads the charge selling all the brands; that the similar technologies employed will allow the Company to utilize its current infrastructure to streamline the production transaction and avoid hefty start-up fees; that as the Company continues to grow, it will see some immediate reduction in certain raw materials and procurement costs based on the additional scale of the combined companies; that the combined companies will leverage their existing broker network and co-packing relationships from both brands to allow for immediate cost savings and economies of scale; that the relationship will accelerate Alkaline88’s strategy to infiltrate the convenience store market as AQUAhydrate has an established DSD network throughout the entire country that is heavily focused on the convenience store channel; that the Company will use its sweeping grocery store network to accelerate AQUAhydrate’s penetration in the retail grocery market; that the broker and co-packing synergies present the Company with a benefit in establishing an everyday presence in the military market; that the combined company may be able to achieve some additional concessions with respect to retail shelf space; that through the consolidation of the two brands, the Company expects to be able to initiate a more aggressive rollout strategy for a new product line that leverages both distribution platforms; that the Company will roll out CBD products as soon as permitted by the FDA; that the critical mass and increased consumer base that the combined company represents, paired with the expanded portfolio of flavored beverages and opportunities with CBD-infused beverages, positions the Alkaline Water Company to capture further growth in major markets across the nation; that AQUAhydrate will be a perfect complement to the already disruptive Alkaline88 brand portfolio and propel us forward to become the number one best-selling, enhanced premium water company in the country; that the merger of the Company and AQUAhydrate will be completed on the terms and conditions of the merger agreement, or at all; the number of Company shares to be issued to AQUAhydrate shareholders; the satisfaction of the closing conditions, including the Company and AQUAhydrate receiving the requisite approvals, the number of AQUAhydrate shares being subject to the exercise of dissent rights, the conversion of preferred stock of AQUAhydrate into AQUAhydrate shares, and the conversion or termination of all AQUAhydrate’s convertible securities; that the combined company will begin to record AQUAhydrate revenues on a GAAP basis once the deal closes and is expected to add $5 million to $7 million of revenues in the fiscal year ended March 31, 2020; that, post-acquisition, the Company will have the ability to move a more diverse consumer base and to offer product differentiation and innovative brand extensions, putting it on a trajectory to become a top market leader in the beverage sector; that the Company expects the transaction to close before the end of the year; that because the Company has greater facilities and capabilities in terms of the co-packing, itwill be able to consolidate in a lot of its co-packers both brands and cut logistical costs substantially for AQUAhydrate very early on in the process; that the Company will rebuild off AQUAhydrate’s existing DSD network, which will give it a two-year head start over doing it alone; that the transaction will help accelerate the Company’s convenience store push by at least two years; that the transaction will be accretive to earnings their absolute first year in full operations together; that the Company will acquire AQUAhydrate debt-free; that the celebrities will be behind all the products in the portfolio, both present and future, including CBD products; that the Company would launch sparkling water products when it launches its cans; that the Company will launch cans in the first or second calendar quarter of next year; that the Company will get a lot more Alkaline88 eyeballs when Mark Wahlberg or the other celebrities end up in appearances with it; that the Company will be stronger on the social media platform and digital advertising across the board; that the Company will not see tremendous synergies with AQUAhydrate until their first fiscal year together; that, under the leadership of Frank Chessman, the sales force will be able to achieve kind of numbers to meet the escrow release conditions just with the flagship products; and that flavored products will have a much larger impact next year as they are being readily accepted into the Company’s channels.

The material assumptions supporting these forward-looking statements include, among others, that the demand for Alkaline’s and AQUAhydrate’s products will continue to significantly grow; that the past production capacity of Alkaline’s and AQUAhydrate’s co-packing facilities can be maintained or increased; that Alkaline will receive all necessary regulatory approvals for the production and sale of CBD infused products; the popularity of AQUAhydrate’s high profile investors and board members will be maintained or continue to grow; that there will be an increase in number of products available for sale to retailers and consumers; that institutional and retail investors and media organizations will be attracted to a pure play water company; that there will be an expansion in geographical areas by national retailers carrying Alkaline’s and AQUAhydrate’s products; that there will be continued expansion into new national and regional grocery retailers; that there will be an expansion into new e-commerce, home delivery, convenience, and healthy food channels; that there will not be interruptions on production of Alkaline’s or AQUAhydrate’s products; that there will not be a recall of products due to unintended contamination or other adverse events relating to Alkaline’s products; and that Alkaline and AQUAhydrate will be able to obtain additional capital to meet Alkaline’s and AQUAhydrate’s growing demand and satisfy the capital expenditure requirements needed to increase production and support sales activity. Actual results could differ from those projected in any forward-looking statements due to numerous factors. Such factors include, among others, governmental regulations being implemented regarding the production and sale of alkaline water or any other products, including products containing CBD; the fact that consumers may not embrace and purchase any of Alkaline’s CBD infused products; the fact that Alkaline may not be permitted by the FDA or other regulatory authority to market or sell any of its CBD infused products;  Alkaline and AQUAhydrate being unable to realize the anticipated synergies from the Transaction; Alkaline or AQUAhydrate not receiving the requisite approvals for the Transaction; the fact that consumers may not embrace and purchase any of Alkaline’s or AQUAhydrate’s infused water products; additional competitors selling alkaline water and enhanced water products in bulk containers, reducing Alkaline’s and AQUAhydrate’s sales; the fact that Alkaline and AQUAhydrate do not own or operate any of their production facilities and that co-packers may not renew current agreements and/or not satisfy increased production quotas; the fact that Alkaline and AQUAhydrate have a limited number of suppliers of its unique bulk bottles; the potential for supply-chain interruption due to factors beyond Alkaline’s and AQUAhydrate’s control; the fact that there may be a recall of products due to unintended contamination; the inherent uncertainties associated with operating as an early-stage company; the inherent uncertainties with mergers, acquisitions and other business combinations; changes in customer demand and the fact that consumers may not embrace enhanced water products as expected or at all; the extent to which Alkaline and AQUAhydrate are successful in gaining new long-term relationships with new retailers and retaining existing relationships with retailers; the unexpected illness or other incapacity of any of AQUAhydrate’s high profile investors subject to endorsement agreements with AQUAhydrate or Alkaline;  Alkaline’s and AQUAhydrate’s ability to raise the additional funding that they will need to continue to pursue their business, planned capital expansion and sales activity; competition in the industry in which Alkaline and AQUAhydrate operate; and market conditions. These forward-looking statements are made as of the date of this communication, and Alkaline assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those projected in the forward-looking statements, except as required by applicable law, including the securities laws of the United States and Canada. Although Alkaline believes that any beliefs, plans, expectations and intentions contained in this news release are reasonable, there can be no assurance that any such beliefs, plans, expectations or intentions will prove to be accurate. Readers should consult all of the information set forth herein and should also refer to the risk factors disclosure outlined in the reports and other documents Alkaline files with the SEC, available at www.sec.gov, and on the SEDAR, available at www.sedar.com.

This communication contains future-oriented financial information and financial outlook information (collectively, “FOFI”) about the combined company’s pro forma results of operations, including revenue, all of which are subject to the same assumptions, risk factors, limitations, and qualifications as set forth in the above paragraphs. FOFI contained in this communication was made as of the date of this communication and was provided for the purpose of providing further information about Alkaline’s future business operations. Alkaline and AQUAhydrate disclaim any intention or obligation to update or revise any FOFI contained in this communication, whether as a result of new information, future events or otherwise, except as required by law. Investors are cautioned that the FOFI contained in this communication should not be used for purposes other than for which it is disclosed herein.

Estimation of pro forma revenues associated with the combined company after the closing of the Transaction are estimates based on previous performance and have been used for illustrative purposes only. AQUAhydrate had gross sales over $15 million in each of 2017 and 2018. The combined company will begin to record AQUAhydrate revenues once the Transaction closes and is expected to add $5 to $7 million of  revenues in fiscal 2020. Alkaline’s forecasted pro forma revenues of $65 million for the combined company is based on its expectation that revenue growth will remain consistent for fiscal year 2020, significant sales growth will continue in Southern California, and significant orders will be received from the national-retailers and east coast grocery chains, which have only recently started selling its products. In addition, Alkaline assumes that it will continue to be able to add co-packing plants and production capacity to satisfy customer demand. As its sale cycle is an average of 14 days, a slowdown of the growth in any of the areas set forth above during fiscal 2020 or other events could cause actual results to vary materially from this forecast. In addition, sales growth, which may have a significant impact on quarterly and annual revenue, is difficult to predict. Furthermore, AQUAhydrate  assumes that it will continue to be able to sell through convenient store channels, recently added mass retailer and drug store chains, and that production and procurement will be able to meet sales projection demands. As its sale cycle is an average of 10 days, a slowdown of the growth in any of the areas set forth above during fiscal 2020 or other events could cause actual results to vary materially from this forecast. In addition, sales growth, which may have a significant impact on quarterly and annual revenue, is difficult to predict.